Fourth Quarter & Full Year 2023 Earnings Presentation February 07, 2024

Disclaimer This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC . These documents are available on the SEC Filings section of the investor relations section of our website at : https : //ir . vincipartners . com/financials/sec - filings . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . 2

3 Presenters Alessandro Horta Chief Executive Officer Sergio Passos Chief Operating Officer & Chief Financial Officer Bruno Zaremba Private Equity Chairman & Head of Investor Relations

Opening Remarks

Vinci Partners Fourth Quarter & Full Year 2023 Highlights

Vinci Partners ended 2023 with **R$69 bn in AUM[1], a 9% growth year-over-year, pushed by R$4.2 billion in capital subscriptions** in 2023 across Private Markets funds.

R$ 69 bn
AUM[1] 4Q23

+9 % YoY

R$ 4.2 bn
Capital Subscriptions FY23

FRE per share totaled R$1.07 and **Adjusted Distributable Earnings per share reached R$1.18**, reflecting **increases of 14% and 17% year-over-year**, respectively. Vinci announced a quarterly distribution of US$0.20 per common share.

R$ 57.3 mm	R$ 63.6 mm	US$ 0.20
FRE[2] 4Q23	Adj. DE[3] 4Q23 (R$1.18/Share)	Quarterly Dividend

Vinci achieved several important milestones over the year:

- **Vinci Partners and Ares Management announced a strategic partnership and a US$100 million investment** to accelerate the growth of Vinci's platform in LatAm and collaborate on distribution, new products and other strategic areas.
- **VISC, our listed shopping mall REIT, raised R$1.2 billion** in a short span during the 2H'23 through two consecutive offerings, leading to a year-to-date increase of over 70% in AUM.
- Vinci's Infrastructure team officially **closed the mandate to manage the Sustainable Regional Development Fund, FDIRS, activating close to R$1 billion in AUM** to develop sustainable projects in Brazil.
- **VICC, our Climate Transaction fund**, now Article 9 compliant, **reached 75% of its fundraising target**.
- **The fourth vintage in our Private Equity flagship strategy, VCP IV, gained substantial traction with local investors** and is officially the vintage with the most local capital since we started the VCP strategy.

See notes and definitions at end of document

5

Private Markets' Fundraising Cycle

Vinci entered a new cycle for capital raising within Private Markets funds, **ending 2023 with R$8.2 billion in new capital subscriptions** across Private Equity, Infrastructure, Real Estate and Private Credit.



R$8.2 bn
Capital Subscriptions
2022-2023
VCP IV
VICC
Vinci Credit Infra
Listed Products
FDIRS
Others

We reached 55% of our R$15 billion target fundraising in the 4Q'23…



Private Markets' Fundraising Cycle (R$ bn)
8.2
6.8
15
Year-end 2024 Target
55%
Raised until 4Q23
2022-2023
YE2024
Total Fundraising PM (2022-YE24)

… and rely on a **robust fundraising pipeline to advance efforts into 2024**, driven by ongoing fundraisings and additional commitments coming from new and existing strategies.



Existing strategies still fundraising
VCP IV
VICC
Vinci Credit Infra
Listed Products
New products in pipeline for 2024
SPS IV
VIR V
VFDL II
…

See notes and definitions at end of document

6

Financial Highlights

Fourth Quarter & Full Year 2023 Segment Earnings

(R$ thousands, unless mentioned)	4Q'22	3Q'23	4Q'23	Δ YoY(%)	FY'22	FY'23	Δ YoY(%)
Net revenue from management fees	99,640	104,745	99,976	0%	371,501	393,367	6%
Net revenue from advisory fees	4,394	2,283	18,998	332%	21,994	39,799	81%
Total Fee Related Revenues	**104,034**	**107,028**	**118,974**	**14%**	**393,495**	**433,166**	**10%**
Segment personnel expenses	(6,163)	(7,483)	(7,462)	21%	(25,454)	(29,686)	17%
Other G&A expenses	(4,977)	(5,356)	(6,573)	32%	(18,383)	(20,423)	11%
Corporate center expenses	(22,592)	(24,110)	(21,499)	(5)%	(84,770)	(90,625)	7%
Bonus compensation related to management and advisory	(18,981)	(18,746)	(26,143)	38%	(73,318)	(84,000)	15%
Total Fee Related Expenses	**(52,713)**	**(55,695)**	**(61,677)**	**17%**	**(201,925)**	**(224,733)**	**11%**
FEE RELATED EARNINGS (FRE)	51,321	51,333	57,297	12%	191,570	208,433	9%
FRE Margin (%)	*49.3%*	*48.0%*	*48.2%*		*48.7%*	*48.1%*	
FRE per share[1] (R$/share)	*0.93*	*0.95*	*1.07*	*14%*	*3.46*	*3.85*	*11%*
Net revenue from performance fees	7,558	2,058	6,468	(14)%	14,600	21,254	46%
Performance based compensation	(3,558)	(925)	(3,614)	2%	(6,554)	(10,640)	62%
PERFORMANCE RELATED EARNINGS (PRE)	4,000	1,133	2,854	(29)%	8,046	10,614	32%
PRE Margin (%)	*52.9%*	*55.1%*	*44.1%*		*55.1%*	*49.9%*	
(-) Unrealized performance fees	1,683	–	1,042	(38)%	3,618	1,042	(71)%
(+) Unrealized performance compensation	(593)	–	(369)	(38)%	(1,278)	(369)	(71)%
(+) Realized GP investment income	7,462	4,699	4,451	(40)%	20,171	19,210	(5)%
SEGMENT DISTRIBUTABLE EARNINGS	63,873	57,165	65,275	2%	222,127	238,930	8%
Segment DE Margin (%)	*52.9%*	*50.2%*	*49.9%*		*51.4%*	*50.3%*	
(+) Depreciation and amortization	1,803	1,646	1,858	3%	4,986	7,310	47%
(+) Realized financial income	10,235	12,027	22,046	115%	86,958	84,345	(3)%
(-) Leasing expenses	(2,190)	(2,394)	(2,267)	4%	(9,359)	(9,809)	5%
(-) Other financial results[2]	(3,537)	(2,933)	(6,446)	82%	(5,718)	(18,819)	229%
(-) Non-operational expenses[3]	–	–	(1,924)	N/A	(6,594)	(1,924)	N/A
(-) Income taxes (excluding related to unrealized fees and income)	(14,392)	(13,691)	(16,532)	15%	(50,077)	(55,828)	11%
DISTRIBUTABLE EARNINGS (DE)	55,792	51,820	62,010	11%	242,324	244,205	1%
DE Margin (%)	*42.6%*	*41.2%*	*40.5%*		*46.7%*	*43.7%*	
DE per share (R$/share)[4]	*1.01*	*0.96*	*1.15*	*14%*	*4.37*	*4.51*	*3%*
(+) Non-operational expenses[3] (including Income Tax effect)	–	–	1,631	N/A	5,425	1,631	(70)%
ADJUSTED DISTRIBUTABLE EARNINGS	55,792	51,820	63,641	14%	247,748	245,836	(1)%
Adjusted DE Margin (%)	*42.6%*	*41.2%*	*41.6%*		*47.8%*	*44.0%*	
Adjusted DE per share (R$/share)	*1.01*	*0.96*	*1.18*	*17%*	*4.47*	*4.54*	*2%*

See notes and definitions at end of document

8

VINCI partners

Fourth Quarter & Full Year 2023 Highlights

Financial Measures

- Fee-related revenues of R$119.0 million in the fourth quarter, up 14% year-over-year, driven by stronger advisory fees in the quarter.
  - ✓ Fee-related revenues of R$433.2 million in the FY'23, up 10% year-over-year. Management fees were R$393.4 million in the FY'23, up 6% year-over-year, with Private Markets segment substantially increasing its relevance in the revenues' mix.
- FRE was R$57.3 (R$1.07/share) million in the 4Q'23, up 12% year-over-year on an absolute basis and 14% year-over-year on an FRE per share basis.
- Adjusted Distributable Earnings ("Adjusted DE") of R$63.6 million (R$1.18/share) in the quarter, up 14% year-over-year on an absolute basis and 17% year-over-year on an Adjusted DE per share basis.

Capital Metrics

- Total assets under management ("AUM") of R$68.5 billion, up 9% year-over-year.
  - ✓ Fee-Earning AUM ("FEAUM") of R$65.0 billion, up 9% year-over-year.
- Capital Subscriptions of R$2.3 billion in the quarter and R$4.2 billion in the FY'23.
- Capital Return of R$447 million in the quarter and R$1.6 billion in the FY'23.
- Appreciation of R$2.8 billion in the quarter and R$5.6 billion in the FY'23.
- Performance fee-eligible AUM ("PEAUM") of R$39.9 billion at the end of the quarter.
- Net cash and investments of R$1.3 billion (R$23.86/share) at the end of the quarter.

Capital Returned to Shareholders

- Quarterly dividend of US$0.20 per common share payable on March 07, 2024.
- Total capital used for share repurchases of R$5.0 million in the 4Q'23.

9

We continue to see AUM expansion across the platform, with highlight to long-term products

- Total assets under management (AUM) of R$69 billion, up 9% year-over-year. AUM growth in the full year 2023 was driven by R$4.2 billion of new capital subscriptions in Private Markets funds alongside R$5.6 billion of overall AUM appreciation. This growth was partially offset by R$2.8 billion in outflows from our IP&S segment.
- Total Fee-Earning AUM (FEAUM) of R$65.0 billion, up 9% year-over-year.
- Total Long-Term AUM of R$37.1 billion in the 4Q'23, up 16% year-over-year. Long-term AUM has been growing and a faster pace, pushed by fundraisings across private market funds with longer lockups, and now represent 54% of Vinci´s total AUM.



AUM 4Q'23 vs 4Q'22 (R$bn)
+ 9%
63
69
10
24
29
12
23
33
4Q'22
4Q'23
Private Markets
IP&S
Liquid Strategies



Fee-Earning AUM 4Q'23 vs 4Q'22 (R$bn)
+ 9%
59
65
10
24
25
12
23
30
4Q'22
4Q'23
Private Markets
IP&S
Liquid Strategies



Long-Term AUM[1] 4Q'23 vs 4Q'22 (R$bn)
+ 16%
32
37
7
3
22
9
3
25
4Q'22
4Q'23
5-10 Years
10+ Years
Perpetual or quasi-perpetual

See notes and definitions at end of document

10

11 38% 20% 20% 11% 10% Local Institutional³ HNWI Institutional Offshore Allocators & Distributors Public market vehicles 57% 16% 18% 8% 48% 34% 18% Our AUM base favors alpha - driven strategies, while our revenue profile is management fee - centric Our platform is highly diversified across different strategies and clients 57 % of net revenues come from private market strategies ² 54 % of AUM is in long term products ¹ AUM diversified across five different distribution channels AUM 4Q’23 Net Revenues 4Q’23 LTM See notes and definitions at end of document AUM 4Q’23 4 5 6 7

Gross Accrued Performance Fees – Private Market Funds

Vinci holds a strong long-term upside from realization of performance fees in private market funds

- Accrued performance fees receivable of R$278.6 million in the 4Q'23, up 39% quarter-over-quarter, driven mostly by appreciation in the VCP III strategy.
- The VCP strategy[1] in Private Equity accounted for R$254.6 million in accrued performance fees, or 91% of total performance fees.
- Vinci Partners had, as of 4Q'23, R$8 billion in performance eligible AUM coming from Private Markets' funds still within investment period.
- Accrued performance fees coming from the Infrastructure strategy are the only fees booked as unrealized in the company's balance sheet as of the fourth quarter of 2023, following IFRS 15 rules. The outstanding accrued performance fees balance reflects the funds' most recent mark and are not booked in the company's balance sheet yet.

Accrued Performance Fees (R$ mm)


201.0
77.6
0.0
278.6
3Q'23
Unrealized Performance Fees
Realized Distributions
4Q'23

Accrued Performance Fees by Strategy (%)


8%
R$278.6 mm
92%
Private Equity
Infrastructure

Vinci Partners recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement. The fund FIP Infra Transmissão in Infrastructure had R$14.4 million as of the end of the fourth quarter of 2023 booked as unrealized performance fees in the company´s balance sheet. Accrued performance fees shown for Private Equity funds of R$255.9 million and for the Infrastructure fund VIAS, of R$8.1 million, as of the end of the fourth quarter of 2023 have not been booked as unrealized performance fees in the company´s balance sheet.

See notes and definitions at end of document

12

Fee Related Revenues

Management fees remain the main contributor to revenues, accounting for 87% of total revenues in FY'23

- Fee related revenues totaled R$119.0 million in the quarter, up 14% year-over-year, driven by higher advisory fees charged in the 4Q'23. Management fees remained stable in the quarter, while private markets revenues grew, both liquid strategies and IP&S suffered headwinds caused by tougher macro conditions.
- Fee related revenues accounted for R$433.2 million over the FY'23, up 10% when compared to the FY'22, a solid growth in both management and advisory fees.

Fee Related Revenues 4Q'23 vs. 4Q'22 (R$mm)



+ 14%
104
4
100
119
19
100
4Q'22
4Q'23
Management fees
Advisory fees

Fee Related Revenues FY'23 vs. FY'22 (R$mm)



+ 10%
393
22
372
433
40
393
FY'22
FY'23
Management fees
Advisory fees

13

14 23 30 23 21 6 7 5 7 56 65 4Q'22 4Q'23 Bonus compensation Corporate center Segment Personnel expenses Other G&A 80 95 85 91 25 30 18 20 208 235 FY'22 FY'23 Bonus compensation Corporate center Segment Personnel expenses Other G&A Operating Expenses ▪ Total operating expenses of R$65.3 million in the quarter, up 16% year - over - year. Disregarding bonus compensation, total operati ng expenses totaled R$35.5 million, up 5% year - over - year, following our cost efficiency orientation to contain expenses growth. ▪ Total operating expenses of R$235.7 million during the FY’23, an increase of 13% when compared to the FY’22. The incorporatio n o f Vinci SPS into our platform, occurred in the latter part of 2022 and for the full year 2023, contributed significantly to the overall increase in expenses. Total Expenses FY’23 vs. FY’22 ( R$mm ) + 13% + 16% Total Expenses 4Q’23 vs. 4Q’22 ( R$mm )

Fee Related Earnings (FRE)

- Fee Related Earnings (FRE) of R$57.3 million (R$1.07/share) in the quarter, up 12% year-over-year on an absolute basis and 14% year-over-year on an FRE per share[1] basis. This growth was propelled by a strong quarter for the Corporate Advisory segment.
- FRE of R$208.4 million (R$3.85/share) in the FY'23, up 9% when compared to the FY'22, driven by stronger management and advisory fees.
- FRE Margin was 48% for the 4Q'23, a decrease of 1.2 percentage point year-over-year.

Fee Related Earnings 4Q'23 vs. 4Q'22 (R$mm)



% FRE margin
49%
48%
+ 12%
51
57
4Q'22
4Q'23
FRE per share[1]
R$0.93
+ 14%
Per share
R$1.07

Fee Related Earnings FY'23 vs. FY'22 (R$mm)



49%
48%
+ 9%
192
208
FY'22
FY'23
R$3.46
+ 11%
Per share
R$3.85

See notes and definitions at end of document

15

Performance Related Earnings (PRE)

- Performance related earnings (PRE) of R$2.9 million in the quarter, down 29% year-over-year.
- PRE[1] was R$10.6 million (R$0.20/share) in the FY'23, up 32% when compared to the FY'22.
- Performance fees are still at a very modest level, driven by the turmoil in global and local markets over the past quarters that resulted in the volatility of our liquid funds' performance. Global markets have already started to signal stability going forward, which can put us in a privileged position considering our R$17 billion performance-eligible AUM across IP&S and Liquid Strategies.

Performance Related Earnings 4Q'23 vs. 4Q'22 (R$mm)



% PRE margin
53%
44%
(29)%
4
3
4Q'22
4Q'23

Performance Related Earnings FY'23 vs. FY'22 (R$mm)



55%
50%
+ 32%
8
11
FY'22
FY'23

PRE per share[1]	R$0.07	(27)% Per share	R$0.05	R$0.15	+ 35% Per share	R$0.20

See notes and definitions at end of document

16

VINCI partners

Realized GP Investment and Financial income

- Realized GP Investment[1] and Financial income[2] of R$26.5 million in the 4Q'23, up 50% year-over-year, driven by realized gains in our liquid funds' portfolio.
- Realized GP Investment income of R$4.5 million in the quarter, coming primarily from dividend distributions of the company's proprietary stake in listed REITs.
- Realized GP Investment[1] and Financial income[2] accounted for R$103.6 million over the FY'23, down 3% when compared to the FY'22.

Realized GP Investment[1] and Financial income[2] 4Q'23 vs 4Q'22 (R$mm)



+ 50%
18
7
10
26
4
22
4Q'22
4Q'23
Realized Financial Income
Realized GP Investment Income

Realized GP Investment[1] and Financial income[2] FY'23 vs FY'22 (R$mm)



(3)%
107
20
87
104
19
84
FY'22
FY'23
Realized Financial Income
Realized GP Investment Income

See notes and definitions at end of document

17

Adjusted Distributable Earnings (DE)

- Adjusted Distributable Earnings (DE)[1] of R$63.6 million (R$1.18/share) in the quarter, up 14% year-over-year on an absolute basis and 17% year-over-year on an Adjusted DE per share[2] basis. This growth was driven by stronger advisory fees, alongside with additional upside from our liquid portfolio this quarter.
- Adjusted DE was R$245.8 million (R$4.54/share) in the FY'23, down 1% when compared to the FY'22 and up 2% on an Adjusted DE per share[2] basis. The growth seen across management, advisory and performance fees for the full year 2023 was offset on a DE basis by a weaker year for contributions from financial result.

Adjusted Distributable Earnings (DE) 4Q'23 vs. 4Q'22 (R$mm)



% Adjusted DE margin
43%
42%
+ 14%
56
64
4Q'22
4Q'23

Adjusted Distributable Earnings (DE) FY'23 vs. FY'22 (R$mm)



48%
44%
(1)%
248
246
FY'22
FY'23

	4Q'22	Change	4Q'23	FY'22	Change	FY'23
Adjusted DE per share[2]	R$1.01	+ 17% Per share	R$1.18	R$4.47	+ 2% Per share	R$4.54

See notes and definitions at end of document

18

VINCI partners

19 22.36 23.86 3Q'23 4Q'23 Net Cash and Investments per share 4 (R$/share) Share Repurchase Activity (in R$ million, unless mentioned) 3Q'23 4Q'23 Total Shares Repurchased (number of shares) 705,518 93,249 Total Capital Used for Share Repurchases 34.9 5.0 Remaining Share Repurchase Plan Authorization 12.5 0.0 Average Price Paid Per Share (US$) 10.1 10.5 (in R$ million, unless mentioned) 3Q'23 4Q'23 Cash and cash equivalents¹ 184.2 660.3 Investments 1,138.2 1,175.5 Liquid funds² 740.2 748.5 GP Fund Investments³ 398.0 427.0 Debt Obligations 4 (117.7) (552.7) Net Cash and Investments 1,204.7 1,283.1 Net Cash and Investments per share 5 (R$/share) 22.36 23.86 Balance Sheet Highlights ▪ As of December 29, 2023, Vinci Partners had R$1.3 billion (R$23.86/share) in total net cash and investments, that comprise ca sh, cash equivalents and investments (liquid funds and GP fund investments at fair value) net of debt obligations. ▪ Vinci Partners repurchased 93,249 shares in the quarter with an average share price of US$10.5. The share repurchase plan lim it was reached in the fourth quarter, concluding the third buyback program. See notes and definitions at end of document

Segment Highlights

Financials by segment

- Fee Related Earnings (FRE), disregarding Vinci Retirement Services segment, were R$218.1 million in the FY'23, with 61% of FRE coming from Private Markets, followed by Liquid Strategies with 16%, IP&S accounting for 15% and Corporate Advisory for 8%.
- Segment Distributable Earnings, disregarding Vinci Retirement Services segment, were R$248.6 million in the FY'23, with 63% coming from Private Markets' strategies, followed by Liquid Strategies accounting for 16%, IP&S for 14% and Corporate Advisory for 7%.

Fee Related Earnings (FRE) FY'23 by Segment



R$218 mm
61%
15%
16%
8%
Private Markets
IP&S
Liquid Strategies
Corporate Advisory

Segment Distributable Earnings FY'23 by Segment



R$249 mm
63%
14%
16%
7%

21

22 Private Equity 44% Real Estate 21% Credit 17% Infrastructure 12% Vinci SPS 6% Private Markets' AUM (R$ thousands, unless mentioned) 4Q'22 3Q'23 4Q'23 ∆ YoY (%) FY'22 FY'23 ∆ YoY (%) Net revenue from management fees 59,699 68,323 66,363 11% 207,061 250,960 21% Net revenue from advisory fees 1,756 275 1,648 (6)% 3,057 2,471 (19)% Total Fee Related Revenues 61,455 68,597 68,011 11% 210,118 253,431 21% Segment personnel expenses (3,050) (3,685) (3,616) 19% (11,857) (14,529) 23% Other G&A expenses (2,194) (2,835) (2,378) 8% (9,909) (9,191) (7)% Corporate center expenses (12,790) (14,867) (13,502) 6% (44,458) (54,592) 23% Bonus compensation related to management and advisory (9,756) (10,109) (12,963) 33% (34,151) (41,001) 20% Total Fee Related Expenses (27,790) (31,496) (32,459) 17% (100,375) (119,312) 19% FEE RELATED EARNINGS (FRE) 33,664 37,102 35,552 6% 109,743 134,119 22% FRE Margin (%) 54.8% 54.1% 52.3% 52.2% 52.9% Net revenue from performance fees 3,660 464 1,983 (46)% 3,459 4,982 44% Realized performance fees 5,343 464 3,025 (43)% 7,077 6,024 (15)% Unrealized performance fees (1,683) – (1,042) (38)% (3,618) (1,042) (71)% Performance based compensation (1,459) (205) (970) (34)% (1,389) (2,296) 65% PERFORMANCE RELATED EARNINGS (PRE) 2,201 259 1,014 (54)% 2,070 2,686 30% PRE Margin (%) 60.1% 55.8% 51.1% 59.8% 53.9% ( - ) Unrealized performance fees 1,683 – 1,042 (38)% 3,618 1,042 (71)% (+) Unrealized performance compensation (593) – (369) (38)% (1,278) (369) (71)% (+) Realized GP investment income 7,462 4,699 4,451 (40)% 20,171 19,210 (5)% SEGMENT DISTRIBUTABLE EARNINGS 44,418 42,059 41,689 (6)% 134,324 156,689 17% Segment DE Margin (%) 59.8% 57.0% 55.2% 56.6% 56.2% ASSETS UNDER MANAGEMENT (AUM R$million) 28,685 30,347 32,956 15% 28,685 32,956 15% FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ million) 25,259 27,060 29,706 18% 25,259 29,706 18% AVERAGE MANAGEMENT FEE RATE (%) 0.90% 0.98% 0.89% 0.89% 0.90% Private Markets R$33 bn AUM ▪ Fee related earnings (FRE) of R$35.6 million in the quarter, up 6% year - over - year, a result of the strong fundraising in the seg ment during 2023 combined with catch - up fees for VCP IV and VICC, that closed additional capital subscriptions this quarter. ▪ FRE was R$134.1 million in the FY’23, a 22% increase comparing to the FY’22. ▪ Segment Distributable Earnings of R$41.7 million in the quarter, down 6% year - over - year, driven mostly by a realization in the 4 Q’22, that boosted the GP Investment income. Segment DE was R$156.7 million in the FY’23, an increase of 17% comparing to the FY’22, driven by growth in FRE. ▪ Total AUM of R$33.0 billion in the quarter, a 15% year - over - year increase propelled by robust fundraising across Infrastructure, Real Estate and Private Equity. In the latter part of the year, our Real Estate team concluded a R$875 million follow - on offering for VISC, and our Infrastructure team closed the mandate to ma nage the Sustainable Regional Development Fund, activating close to R$1 billion in AUM. Both will start to positively impact revenues from the 1Q’24 onwards.

Investment Products & Solutions

- Fee related earnings (FRE) of R$7.3 million in the quarter, down 24% year-over-year. This decline resulted from a shift in the AUM mix within the IP&S segment, that has experienced redemptions specially within our pension funds strategy, which carries higher fees. The Separate Mandates strategy, that carries lower fees, has been gaining relevance, contributing to the decrease in the average management fee rate. FRE was R$32.1 million in the FY'23, a 22% decrease comparing to the FY'22.
- Performance related earnings (PRE) of R$0.9 million in the quarter, up 59% year-over-year. PRE in the FY'23 was R$2.2 million, an increase of 32% when compared to the FY22.
- Segment Distributable Earnings of R$8.3 million in the quarter, down 19% year-over-year. Segment DE was R$34.3 million in the FY'23, a decrease of 20% when compared to the FY'22, that posted higher contributions from FRE.
- Total AUM of R$23.1 billion, down 4% year-over-year.

(R$ thousands, unless mentioned)	4Q'22	3Q'23	4Q'23	Δ YoY (%)	FY'22	FY'23	Δ YoY (%)
Net revenue from management fees	20,119	17,435	16,448	(18)%	83,114	70,462	(15)%
Net revenue from advisory fees	7	8	8	11%	28	31	10%
Total Fee Related Revenues	**20,126**	**17,443**	**16,456**	**(18)%**	**83,142**	**70,493**	**(15)%**
Segment personnel expenses	(987)	(1,397)	(1,400)	42%	(4,967)	(5,526)	11%
Other G&A expenses	(992)	(611)	(1,436)	45%	(2,664)	(3,489)	31%
Corporate center expenses	(4,310)	(3,794)	(3,346)	(22)%	(18,162)	(15,386)	(15)%
Bonus compensation related to management and advisory	(4,184)	(3,645)	(2,940)	(30)%	(16,021)	(13,995)	(13)%
Total Fee Related Expenses	**(10,473)**	**(9,447)**	**(9,123)**	**(13)%**	**(41,815)**	**(38,397)**	**(8)%**
FEE RELATED EARNINGS (FRE)	**9,653**	**7,996**	**7,333**	**(24)%**	**41,328**	**32,096**	**(22)%**
FRE Margin (%)	*48.0%*	*45.8%*	*44.6%*		*49.7%*	*45.5%*	
Net revenue from performance fees	961	13	1,976	106%	3,156	4,268	35%
Realized performance fees	*961*	*13*	*1,976*	*106%*	*3,156*	*4,268*	*35%*
Unrealized performance fees	*–*	*–*	*–*	*N/A*	*–*	*–*	*N/A*
Performance based compensation	(338)	(6)	(988)	192%	(1,480)	(2,055)	39%
PERFORMANCE RELATED EARNINGS (PRE)	**623**	**6**	**988**	**59%**	**1,676**	**2,213**	**32%**
PRE Margin (%)	*64.8%*	*50.0%*	*50.0%*		*53.1%*	*51.8%*	
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**10,276**	**8,003**	**8,320**	**(19)%**	**43,003**	**34,309**	**(20)%**
Segment DE Margin (%)	*48.7%*	*45.8%*	*45.1%*		*49.8%*	*45.9%*	
ASSETS UNDER MANAGEMENT (AUM R$million)	24,187	23,560	23,150	(4)%	24,187	23,150	(4)%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ million)	24,085	23,458	23,044	(4)%	24,085	23,044	(4)%
AVERAGE MANAGEMENT FEE RATE (%)	*0.36%*	*0.33%*	*0.31%*		*0.37%*	*0.33%*	



IP&S AUM
Commingled Funds
9%
International
6%
Pension Plans
13%
R$23 bn
AUM
Separate
Mandates
72%

23

VINCI partners

Liquid Strategies

- Fee related earnings (FRE) of R$8.7 million in the quarter, down 1% year-over-year. FRE was R$34.4 million in the FY'23, a decrease of 10% compared to the FY'22. This decline can be attributed to the impact of outflows in funds with higher fees, which were not offset by the fundraising across the Exclusive Mandates strategy and the overall appreciation of AUM, concentrated in the latter part of the year.
- Performance related earnings (PRE) of R$0.9 million in the quarter, down 28% year-over-year. PRE was R$5.7 million in the FY'23, a 33% increase comparing to the FY'22.
- Segment Distributable Earnings of R$9.6 million in the quarter, down 4% year-over-year. Segment Distributable Earnings was R$40.2 million in the FY'23, a decrease of 6% when compared to the FY'22, driven by a reduction in contributions from FRE.
- AUM was R$12.3 billion in the quarter, up 21% year-over-year.

(R$ thousands, unless mentioned)	4Q'22	3Q'23	4Q'23	Δ YoY (%)	FY'22	FY'23	Δ YoY (%)
Net revenue from management fees	19,823	18,950	17,046	(14)%	81,325	71,780	(12)%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**19,823**	**18,950**	**17,046**	**(14)%**	**81,325**	**71,780**	**(12)%**
Segment personnel expenses	(1,320)	(1,328)	(1,276)	(3)%	(5,496)	(5,540)	1%
Other G&A expenses	(1,189)	(867)	(694)	(42)%	(3,654)	(3,131)	(14)%
Corporate center expenses	(4,247)	(4,123)	(3,468)	(18)%	(17,685)	(15,660)	(11)%
Bonus compensation related to management and advisory	(4,227)	(3,431)	(2,868)	(32)%	(16,232)	(13,013)	(20)%
Total Fee Related Expenses	**(10,983)**	**(9,749)**	**(8,306)**	**(24)%**	**(43,068)**	**(37,345)**	**(13)%**
FEE RELATED EARNINGS (FRE)	**8,840**	**9,202**	**8,740**	**(1)%**	**38,258**	**34,436**	**(10)%**
FRE Margin (%)	*44.6%*	*48.6%*	*51.3%*		*47.0%*	*48.0%*	
Net revenue from performance fees	2,937	1,582	2,509	(15)%	7,986	12,005	50%
Realized performance fees	*2,937*	*1,582*	*2,509*	*(15)%*	*7,986*	*12,005*	*50%*
Unrealized performance fees	*–*	*–*	*–*	*N/A*	*–*	*–*	*N/A*
Performance based compensation	(1,761)	(713)	(1,657)	(6)%	(3,685)	(6,290)	71%
PERFORMANCE RELATED EARNINGS (PRE)	**1,176**	**869**	**852**	**(28)%**	**4,301**	**5,715**	**33%**
PRE Margin (%)	*40.0%*	*54.9%*	*34.0%*		*53.9%*	*47.6%*	
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**10,016**	**10,070**	**9,592**	**(4)%**	**42,559**	**40,151**	**(6)%**
Segment DE Margin (%)	*44.0%*	*49.0%*	*49.1%*		*47.7%*	*47.9%*	
ASSETS UNDER MANAGEMENT (AUM R$million)	10,209	11,288	12,332	21%	10,209	12,332	21%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ million)	10,053	11,089	12,129	21%	10,053	12,129	21%
AVERAGE MANAGEMENT FEE RATE (%)	*0.81%*	*0.71%*	*0.62%*		*0.79%*	*0.70%*	


Liquid Strategies' AUM
Hedge Funds
23%
R$12 bn
AUM
Public Equities
77%

24

Corporate Advisory

- Fee related earnings (FRE) of R$9.4 million in the quarter.
- FRE was R$17.5 million in the FY'23, a 113% increase comparing to the FY'22.
- Segment Distributable Earnings in the FY'23 were R$17.5 million in the FY'23, a 113% increase comparing to the FY'22.
- Solid results posted in the latter part of 2023 are a combination of the declining interest rate trend, enhancing liquidity and allowing increased M&A opportunities, alongside a broader sector diversification, which is helping to dilute risk across different economic cycles and asset profiles.

(R$ thousands, unless mentioned)	4Q'22	3Q'23	4Q'23	Δ YoY (%)	FY'22	FY'23	Δ YoY (%)
Net revenue from management fees	-	-	-	N/A	-	-	N/A
Net revenue from advisory fees	2,630	2,000	17,343	559%	18,908	37,297	97%
Total Fee Related Revenues	**2,630**	**2,000**	**17,343**	**559%**	**18,908**	**37,297**	**97%**
Segment personnel expenses	(472)	(491)	(574)	21%	(2,009)	(2,061)	3%
Other G&A expenses	(87)	(229)	(723)	733%	(543)	(1,267)	133%
Corporate center expenses	(1,130)	(1,206)	(1,075)	(5)%	(4,256)	(4,531)	6%
Bonus compensation related to management and advisory	(302)	(623)	(5,598)	1,752%	(3,889)	(11,979)	208%
Total Fee Related Expenses	**(1,991)**	**(2,548)**	**(7,970)**	**300%**	**(10,697)**	**(19,838)**	**85%**
FEE RELATED EARNINGS (FRE)	**639**	**(548)**	**9,373**	**1,366%**	**8,211**	**17,458**	**113%**
FRE Margin (%)	*24.3%*	*N/A*	*54.0%*		*43.4%*	*46.8%*	
SEGMENT DISTRIBUTABLE EARNINGS	**639**	**(548)**	**9,373**	**1,366%**	**8,211**	**17,458**	**113%**
Segment DE Margin (%)	*24.3%*	*N/A*	*54.0%*		*43.4%*	*46.8%*	

25

Retirement Services

- Fee Related Earnings (FRE) of negative R$3.7 million in the quarter. FRE was negative R$9.7 million in the FY'23.
- VRS started to contribute to AUM numbers and management fee revenues in the 2Q'23.

(R$ thousands, unless mentioned)	4Q'22	3Q'23	4Q'23	Δ YoY (%)	FY'22	FY'23	Δ YoY (%)
Net revenue from management fees	–	38	119	N/A	–	166	N/A
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**–**	**38**	**119**	**N/A**	**–**	**166**	**N/A**
Segment personnel expenses	(334)	(582)	(596)	78%	(1,125)	(2,029)	80%
Other G&A expenses	(515)	(815)	(1,341)	161%	(1,613)	(3,344)	107%
Corporate center expenses	(115)	(121)	(107)	(7)%	(207)	(455)	120%
Bonus compensation related to management and advisory	(513)	(939)	(1,773)	246%	(3,027)	(4,013)	33%
Total Fee Related Expenses	**(1,476)**	**(2,456)**	**(3,818)**	**159%**	**(5,972)**	**(9,841)**	**65%**
FEE RELATED EARNINGS (FRE)	**(1,476)**	**(2,418)**	**(3,699)**	**151%**	**(5,972)**	**(9,675)**	**62%**
FRE Margin (%)	*N/A*	*N/A*	*N/A*		*N/A*	*N/A*	
Net revenue from performance fees	–	–	–	N/A	–	–	N/A
Realized performance fees	–	–	–	*N/A*	–	–	*N/A*
Unrealized performance fees	–	–	–	*N/A*	–	–	*N/A*
Performance based compensation	–	–	–	N/A	–	–	N/A
PERFORMANCE RELATED EARNINGS (PRE)	**–**	**–**	**–**	**N/A**	**–**	**–**	**N/A**
PRE Margin (%)	*N/A*	*N/A*	*N/A*		*N/A*	*N/A*	
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**(1,476)**	**(2,418)**	**(3,699)**	**151%**	**(5,972)**	**(9,675)**	**62%**
Segment DE Margin (%)	*N/A*	*N/A*	*N/A*		*N/A*	*N/A*	
ASSETS UNDER MANAGEMENT (AUM R$million)	**–**	**37**	**88**	**N/A**	**–**	**88**	**N/A**
AVERAGE MANAGEMENT FEE RATE (%)	**–**	**0.60%**	**0.72%**	**N/A**	**–**	**0.72%**	**N/A**

26

Supplement Details

AUM and Fee-Earning AUM Rollforward

Assets Under Management (AUM) – R$ million

For the Three Months Ended December 29, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Private Credit	Hedge Funds	VRS	Vinci SPS	Total
Beginning balance	13,971	8,445	23,560	2,731	6,220	5,335	2,843	37	2,091	65,231
(+/-) Capital Subscription / (capital return)	76	–	–	1,145	752	(39)	–	–	(75)	1,859
(+) Capital Subscription	*266*	–	–	*1,165*	*875*	–	–	–	*0*	*2,306*
(-) Capital Return	*(190)*	–	–	*(21)*	*(123)*	*(39)*	–	–	*(75)*	*(447)*
(+/-) Net Inflow / (outflow)	–	(46)	(1,104)	–	5	(65)	(166)	48	–	(1,328)
(+/-) Appreciation / (depreciation)	546	1,139	694	67	72	176	118	2	(52)	2,762
Ending Balance	14,593	9,537	23,149	3,943	7,049	5,406	2,795	88	1,964	68,525

For the Twelve Months Ended December 29, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Private Credit	Hedge Funds	VRS	Vinci SPS	Total
Beginning balance	13,781	7,397	24,187	2,055	5,649	5,056	2,812	–	2,144	63,081
(+/-) Capital Subscription / (capital return)	827	–	55	1,658	727	(283)	–	–	(333)	2,650
(+) Capital Subscription	*1,188*	–	*55*	*1,781*	*1,180*	–	–	–	*3*	*4,207*
(-) Capital Return	*(361)*	–	–	*(124)*	*(453)*	*(283)*	–	–	*(336)*	*(1,557)*
(+/-) Net Inflow / (outflow)	–	164	(2,829)	–	(51)	167	(389)	85	–	(2,854)
(+/-) Appreciation / (depreciation)	(15)	1,976	1,736	230	725	468	372	3	153	5,647
Ending Balance	14,593	9,537	23,149	3,943	7,049	5,406	2,795	88	1,964	68,525

Fee-Earning Assets Under Management (FEAUM) – R$ million

For the Three Months Ended December 29, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Private Credit	Hedge Funds	VRS	Vinci SPS	Total
Beginning balance	10,733	8,395	23,458	2,682	6,220	5,335	2,694	37	2,091	61,644
(+/-) Capital Subscription / (capital return)	96	–	–	1,145	752	(39)	–	–	(75)	1,879
(+) Capital Subscription	*216*	–	–	*1,165*	*875*	–	–	–	*0*	*2,256*
(-) Capital Return	*(119)*	–	–	*(21)*	*(123)*	*(39)*	–	–	*(75)*	*(377)*
(+/-) Net Inflow / (outflow)	–	(46)	(1,097)	–	5	(65)	(166)	48	–	(1,321)
(+/-) Appreciation / (depreciation)	563	1,138	694	67	72	176	114	2	(52)	2,775
Ending Balance	11,392	9,487	23,055	3,894	7,049	5,406	2,642	88	1,964	64,977

For the Twelve Months Ended December 29, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Private Credit	Hedge Funds	VRS	Vinci SPS	Total
Beginning balance	10,407	7,334	24,085	2,003	5,649	5,056	2,718	–	2,144	59,397
(+/-) Capital Subscription / (capital return)	822	–	55	1,658	727	(283)	–	–	(333)	2,646
(+) Capital Subscription	*1,138*	–	*55*	*1,781*	*1,180*	–	–	–	*3*	*4,157*
(-) Capital Return	*(315)*	–	–	*(124)*	*(453)*	*(283)*	–	–	*(336)*	*(1,512)*
(+/-) Net Inflow / (outflow)	–	171	(2,766)	–	(51)	167	(431)	85	–	(2,826)
(+/-) Appreciation / (depreciation)	162	1,982	1,682	233	725	468	354	3	153	5,761
Ending Balance	11,392	9,487	23,055	3,894	7,049	5,406	2,642	88	1,964	64,977

28

VINCI partners

Investment records – IP&S, Liquid Strategies, Private Credit and Listed Funds

Fund	Segment	NAV[1] (R$ million)	4Q'23	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	Hedge Funds	290.3	2.8%	12.6%	12.6%	25.9%	CDI[7]	CDI[7]
Atlas Strategy[2]	Hedge Funds	383.5	3.4%	9.2%	9.2%	18.3%	CDI[7]	CDI[7]
Total Return Strategy[3]	Hedge Funds	367.3	11.2%	26.7%	26.7%	30.6%	IPCA[9] + Yield IMA-B[10]	IPCA[9] + Yield IMA-B[10]
Mosaico Strategy[4]	Public Equities	988.2	12.3%	24.1%	24.1%	18.4%	IBOV[8]	IBOV[8]
Vinci Gas Dividendos FIA	Public Equities	603.3	14.1%	20.8%	20.8%	30.4%	IBOV[8]	IBOV[8]
Valorem Strategy[5]	IP&S	1,588.0	2.6%	11.8%	11.8%	22.8%	IMA-B 5[10]	IMA-B 5[10]
Equilibrio Strategy[6]	IP&S	2,305.6	2.4%	11.4%	11.4%	21.5%	IPCA[9]	-
Vinci Retorno Real FIM	IP&S	187.7	3.3%	12.1%	12.1%	27.8%	IMA-B[10]	IMA-B[10]
Vinci Crédito Imobiliário I	Private Credit	113.9	2.4%	11.3%	11.3%	24.9%	IPCA[9]	IPCA[8] +7.785%
Vinci Crédito Imobiliário II	Private Credit	831.4	4.4%	16.0%	16.0%	26.3%	IPCA[9]	IPCA[6]+ 6%
Vinci Crédito Estruturado Mult. Plus FIC FIM	Private Credit	110.4	3.5%	12.9%	12.9%	28.6%	CDI[7]	CDI[7]
Vinci Energia Sustentável	Private Credit	606.5	3.8%	14.2%	14.2%	21.2%	IPCA[9]	IPCA[9] + 6%
Vinci Crédito Multiestratégia	Private Credit	365.5	3.8%	10.9%	10.9%	22.6%	CDI[7]	IPCA[9] + 5%
VISC11	Real Estate (listed REIT)	2,630.6	7.6%	29.1%	29.1%	44.0%	IFIX[11]	IPCA[9] + 6%
VILG11	Real Estate (listed REIT)	1,488.8	(5.4)%	7.8%	7.8%	10.9%	IFIX[11]	IPCA[9] + 6%
VINO11	Real Estate (listed REIT)	126.6	(7.9)%	(12.5)%	(12.5)%	(20.0)%	IFIX[11]	IPCA[9] + 6%
VIFI11	Real Estate / Private Credit (listed REIT)	67.1	1.6%	32.2%	32.2%	33.7%	IFIX[11]	IFIX[8]
VIUR11	Real Estate (listed REIT)	215.6	1.8%	13.2%	13.2%	28.8%	IFIX[11]	IPCA[9] + 6%
VCRI11	Real Estate / Private Credit (listed REIT)	149.3	3.6%	6.7%	6.7%	7.6%	IFIX[11]	IPCA[9] + X[12]%
VICA11	Real Estate / Private Credit (REIT)	374.9	(0.2)%	(0.2)%	(0.2)%	1.3%	IFIX[11]	CDI[7]+ 1%
VINCI FOF IMOBILIARIO FIM CP	Real Estate (REIT)	71.7	2.9%	19.4%	19.4%	26.5%	IFIX[11]	IFIX[11]
VIGT11	Infrastructure (listed)	669.3	5.6%	25.9%	25.9%	27.3%	-	-

Benchmark	4Q'23	YTD	12 M	24 M
IBOV[8]	15.1%	22.3%	22.3%	28.0%
CDI[7]	2.8%	13.0%	13.0%	27.0%
IMA-B 5[7]	3.0%	12.1%	12.1%	23.1%
IPCA[9] + Yield IMA-B[10]	2.3%	10.7%	10.7%	24.4%
IPCA[9]	1.1%	4.6%	4.6%	10.7%
IFIX[11]	2.9%	15.5%	15.5%	18.1%

See notes and definitions at end of document

29

VINCI partners

Investment records – Closed End Private Markets funds

Pro Forma Historical Portfolio Performance - Excluding PIPE Investments[1]

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOIC (BRL)	Gross MOIC (USD)	Gross IRR (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,065	137	5,202	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	2,063	1,935	2,259	4,194	2.0x	1.1x	10.4%	1.6%
VCP III	Private Equity	2018	4,000	2,316	54	4,373	4,427	1.8x	1.8x	33.7%	30.5%
VCP IV	Private Equity	2022	2,205	–	–	–	–	–	–	–	–
VCP Strategy[2]	Private Equity		9,820	5,585	7,053	6,770	13,823	2.4x	2.2x	64.6%	70.2%
NE Empreendedor	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	135	93	144	237	1.8x	1.5x	18.6%	11.9%
VIR IV	Private Equity	2020	1,000	403	154	379	533	1.3x	1.4x	25.5%	30.7%
VIR Strategy[3]	Private Equity		1,276	550	272	524	796	1.4x	1.5x	21.7%	27.9%
SPS I	Vinci SPS	2018	128	191	207	126	333	1.7x	1.6x	26.0%	20.1%
SPS II	Vinci SPS	2020	671	1,004	759	702	1,460	1.5x	1.5x	24.4%	28.0%
SPS III	Vinci SPS	2021	1,070	692	131	739	870	1.3x	1.5x	30.2%	38.6%
Vinci SPS Strategy[4]	Vinci SPS		1,869	1,887	1,097	1,567	2,664	1.4x	1.5x	25.7%	27.6%
FIP Transmissão[5]	Infrastructure	2017	211	104	261	115	376	3.6x	2.7x	59.0%	43.9%
VIAS[6]	Infrastructure	2021	386	350	–	409	409	1.2x	1.2x	17.8%	19.4%
VICC[7]	Infrastructure	2023	1,500	–	–	–	–	–	–	–	–
VFDL[8]	Real Estate	2021	422	221	8	264	272	1.2x	1.3x	21.4%	26.9%
Vinci Credit Infra[9]	Private Credit	2022	1,400	438	–	448	448	1.1x	1.1x	NM	NM

See notes and definitions at end of document

30

VINCI partners

31 Shareholder Dividends ($ in thousands) 1H21 3Q ' 21 4Q'21 1Q'22 2Q'22 3Q’22 4Q’22 1Q’23 2Q’23 3Q'23 4Q’23 Distributable Earnings (R$) 101,976 61,743 68,515 53,255 60,435 72,842 55,792 60,006 70,369 51,820 62,010 Distributable Earnings (US$)¹ 19,397 11,377 13,637 10,615 11,795 14,281 10,618 11,994 14,290 10,647 12,740 DE per Common Share (US$)² 0.34 0.20 0.24 0.19 0.21 0.26 0.19 0.22 0.26 0.20 0.24 Actual Dividend per Common Share³ 0.30 0.16 0.20 0.17 0.17 0.20 0.17 0.16 0.20 0.17 0.20 Record Date Sep 01, 2021 Dec 01, 2021 Mar 10, 2022 May 24, 2022 Aug 25, 2022 Nov 23, 2022 Mar 01, 2023 May 25, 2023 Aug 24, 2023 Nov 22, 2023 Feb 22, 2024 Payable Date Sep 16, 2021 Dec 16, 2021 Mar 24, 2022 Jun 08, 2022 Sep 09, 2022 Dec 08, 2022 Mar 15, 2023 Jun 09, 2023 Sep 08, 2023 Dec 07, 2023 Mar 07, 2024 ▪ Vinci Partners generated R$1.15 or US$0.24¹ of Distributable Earnings per common share for the fourth quarter of 2023. ▪ The company declared a quarterly dividend of US$0.20² per common share to record holders as of February 22, 2024; payable on Mar ch 07 , 2024. See notes and definitions at end of document

32 Share Summary ▪ Common Shares Outstanding as of quarter end of 53,778,817 shares. x Repurchased 93,249 common shares in the quarter, with an average share price of US$10.5. x Repurchased 3,557,004 common shares since the announcement of the first share repurchase plan, with an average share price of US $10.7. x The share repurchase plan limit was reached in the fourth quarter, concluding the third buyback program. VINP Shares 1Q ' 21 2Q ' 21 3Q ' 21 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 1Q23 2Q’23 3Q'23 4Q’23 Class B 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 Class A¹ 42,447,349 42,270,694 42,097,179 41,689,338 41,363,077 41,112,717 40,892,619 40,614,497 40,247,461 39,730,720 39,405,827 39,312,578 Common Shares 56,913,588 56,736,933 56,563,418 56,155,577 55,829,316 55,578,956 55,358,858 55,080,736 54,713,700 54,196,959 53,872,066 53,778,817 See notes and definitions at end of document

GP Commitment in Vinci Partners funds

- As of December 29, 2023, the company had R$1.1 billion in capital commitments signed to proprietary funds.
- Total GP Investments marked at fair value of R$427.0 million as of December 29, 2023.

(R$ million, unless mentioned)	Segment	4Q'23 Commitments	Total Capital Committed	4Q'23 Capital Called	Total Capital Called	Capital Returned/Dividends Paid (4Q'23)	Accumulated Capital Returned/Dividends Paid	Fair value of investments
Nordeste III	Private Equity	–	5.0	0.0	3.2	–	1.6	2.9
VCP III	Private Equity	–	3.1	–	2.8	–	–	4.3
VIR IV	Private Equity	–	11.1	–	5.4	–	1.7	4.7
VCP IV	Private Equity	–	350.0	–	–	–	–	–
FIP Infra Transmissão (co- investment)[1]	Infrastructure	–	29.5	–	8.9	–	20.9	10.3
FIP Infra Transmissão[1]	Infrastructure	–	10.5	–	3.4	–	6.6	2.9
VIAS	Infrastructure	–	50.0	–	37.5	–	–	50.7
Vinci Transporte e Logística II	Infrastructure	–	15.0	–	–	–	–	–
Vinci Transporte e Logística I	Infrastructure	–	11.4	–	11.3	–	–	10.5
VICC	Infrastructure	–	100.0	–	–	–	–	–
VFDL	Real Estate	–	70.0	7.1	46.0	–	–	52.8
VIUR	Real Estate	–	67.3	–	67.3	1.5	14.8	53.9
VINO	Real Estate	–	50.0	–	50.0	0.8	6.7	34.6
Vinci FOF Imobiliário	Real Estate	–	16.9	–	16.9	–	0.5	22.0
VCRI	Real Estate/Private Credit	–	80.0	–	80.0	1.9	18.4	70.0
VICA	Real Estate/Private Credit	–	23.0	–	23.0	0.8	4.2	22.8
Vinci Crédito Infra Institucional	Private Credit	–	100.0	8.0	44.2	–	–	46.8
VSP FIM	IP&S	–	50.0	3.5	12.4	–	–	12.9
VINCI PIPE	Public Equities	–	25.0	–	25.0	–	–	24.8
Total		**–**	**1,067.8**	**18.6**	**437.3**	**5.0**	**75.5**	**427.0**

See notes and definitions at end of document

33

Significant exposure to performance fee-eligible AUM

PERFORMANCE FEE ELIGIBLE AUM (PEAUM)				
Segment/Fund	AUM R$mm	Index type	Index Rate	Status
VCP III - Onshore	1,349	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8%	Currently generating performance
VCP III - Offshore	3,720	Preferred Return w/ Catch- Up[2]	USD + 8%	Currently generating performance
Other PE Onshore Vehicles	2,681	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8%	Within investment period
Other PE Offshore Vehicles	388	Preferred Return w/ Catch- Up[2]	USD + 8%	Within investment period
Nordeste III	229	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8.5%	Currently generating performance
Teman Pier	151	Preferred Return w/ Catch- Up[2]	IPCA[5] + 5%	Within investment period
VIAS	477	Preferred Return[4]	IPCA[5] + 6%	Within investment period
Transportation and Logistics strategy	151	Preferred Return[4]	IPCA[5] + 6%	Within investment period
FIP Infra Transmissão	58	Preferred Return[4]	IPCA[5] + 8%	Currently generating performance
VICC	1,188	Preferred Return[4]	IPCA[5]	Within investment period
FDIRS	969	Hurdle		Within investment period
Listed REITs	2,337	Hurdle[3]	IPCA[5] + 6%	Currently generating performance
VFDL	454	Preferred Return[4]	IPCA[5] + 6%	Within investment period
FOF Strategy	357	Hurdle[3]	IFIX[9]	Currently generating performance
VCI II	831	Preferred Return[4]	IPCA[5] + 6%	Within investment period
VES	606	Preferred Return[4]	IPCA[5] + 6%	Within investment period
VCM FIM	388	Preferred Return[4]	IPCA[5] + 5%	Within investment period
Energia FIM	163	Hurdle[3]	CDI[10]	Currently generating performance
VCS	105	Hurdle[3]	IPCA[5] + 5%	Within investment period
VCI I	114			Not expected to pay performance
VCE	342	Hurdle[3]	CDI[10]	Currently generating performance
SPS III	1,165	Preferred Return[4]	CDI[10]	Within investment period
Others	1,243			Currently generating performance
Others	3,142			Not expected to pay performance
Total Private Markets	**22,607**			
Vinci Valorem	1,588	Hurdle[3]	IMAB 5[6]	Currently generating performance
Separate Mandates	1,601	Hurdle[3]	IBOV[7] + alpha	Currently generating performance
International[1]	1,000			Currently generating performance
Commingled Funds	678	Hurdle[3]	IBOV[7] + alpha	Currently generating performance
VSP	209	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8%	Currently generating performance
Others	2,319			Currently generating performance
Total IP&S	**7,395**			
SWF	5,048	Hurdle[3]		Currently generating performance
Mosaico Strategy	989	Hurdle[3]	IBOV[7]	Currently generating performance
Vinci Gas Dividendos	603	Hurdle[3]	IBOV[7]	Currently generating performance
Atlas Strategy	384	Hurdle[3]	CDI[10]	Currently generating performance
Vinci Multiestratégia	290	Hurdle[3]	CDI[10]	Currently generating performance
Vinci Total Return	518	Hurdle[3]	IPCA[5] + Yield IMAB[11]	Currently generating performance
Others	2,071			Currently generating performance
Total Liquid Strategies	**9,903**			
PEAUM TOTAL	**39,905**			

See notes and definitions at end of document

- Total Performance fee eligible AUM (PEAUM) of R$39.9 billion.
- Hurdle rate funds charge performance based on the fund's return over its benchmark, generally with a high-watermark clause, except for the SWF mandate in Public Equities.
- Within our Private Market strategies, R$8 billion in AUM comes from "preferred return" funds with carried interest, that are still in investment period.


PEAUM
R$40 bn
57%
18%
25%
Private Markets
IP&S
Liquid Strategies

34

VINCI partners

Reconciliations and Disclosures

Financials - Income Statement

(R$ thousands, unless mentioned)	4Q'22	3Q'23	4Q'23	Δ YoY (%)	FY'22	FY'23	Δ YoY (%)
REVENUES							
Net revenue from management fees	99,640	104,745	99,976	0%	371,501	393,367	6%
Net revenue from performance fees	7,558	2,058	6,468	(14)%	14,600	21,254	46%
Realized performance fees	*9,241*	*2,058*	*7,510*	*(19)%*	*18,218*	*22,296*	*22%*
Unrealized performance fees	*(1,683)*	–	*(1,042)*	*(38)%*	*(3,618)*	*(1,042)*	*(71)%*
Net revenue from advisory	4,394	2,283	18,998	332%	21,994	39,799	81%
Total net revenues from services rendered	**111,592**	**109,086**	**125,442**	**12%**	**408,095**	**454,420**	**11%**
EXPENSES							
Bonus related to management and advisory	(18,981)	(18,746)	(26,143)	38%	(73,318)	(84,000)	15%
Performance based compensation	(3,558)	(925)	(3,614)	2%	(6,554)	(10,640)	62%
Realized	*(4,151)*	*(925)*	*(3,983)*	*(4)%*	*(7,833)*	*(11,009)*	*41%*
Unrealized	*593*	–	*369*	*(38)%*	*1,278*	*369*	*(71)%*
Total compensation and benefits	**(22,539)**	**(19,671)**	**(29,757)**	**32%**	**(79,871)**	**(94,640)**	**18%**
Segment personnel expenses	(6,163)	(7,483)	(7,462)	21%	(25,454)	(29,686)	17%
Other general and administrative expenses	(4,977)	(5,356)	(6,573)	32%	(18,383)	(20,423)	11%
Corporate center expenses	(22,592)	(24,110)	(21,499)	(5)%	(84,770)	(90,625)	7%
Total expenses	**(56,271)**	**(56,620)**	**(65,291)**	**16%**	**(208,479)**	**(235,373)**	**13%**
Operating profit	**55,321**	**52,466**	**60,151**	**9%**	**199,616**	**219,047**	**10%**
OTHER ITEMS							
GP Investment income	8,011	(3,347)	14,914	86%	6,304	26,018	313%
Realized gain from GP investment income	*7,462*	*4,699*	*4,451*	*(40)%*	*20,171*	*19,210*	*(5)%*
Unrealized gain from GP investment income	*549*	*(8,046)*	*10,463*	*1,806%*	*(13,867)*	*6,808*	*N/A*
Financial income	10,268	12,027	22,046	115%	87,870	84,345	(4)%
Realized gain from financial income	*10,235*	*12,027*	*22,046*	*115%*	*86,958*	*84,345*	*(3)%*
Unrealized gain from financial income	*33*	*(0)*	–	*N/A*	*912*	*(0)*	*N/A*
Leasing expenses	(2,190)	(2,394)	(2,267)	4%	(9,359)	(9,809)	5%
Other items[1]	10,434	(11,442)	(10,461)	N/A	8,253	(33,325)	N/A
Share Based Plan	(5,463)	(5,118)	(4,249)	(22)%	(14,276)	(14,967)	5%
Non-operational expenses[2]	–	–	(1,924)	N/A	(6,594)	(1,924)	(71)%
Total Other Items	**21,060**	**(10,274)**	**18,059**	**(14)%**	**72,198**	**50,338**	**(30)%**
Profit before income taxes	**76,381**	**42,192**	**78,210**	**2%**	**271,813**	**269,385**	**(1)%**
(-) Income taxes[3]	(17,891)	(10,375)	(14,826)	(17)%	(52,413)	(49,926)	(5)%
NET INCOME	**58,490**	**31,817**	**63,384**	**8%**	**219,401**	**219,459**	**0%**
(+) Non-operational expenses[2] including income tax related to realized expense	–	–	1,631	N/A	5,425	1,631	(70)%
(-) Contingent consideration adjustment related to acquisitions[4]	(9,221)	5,655	2,691	N/A	(9,221)	10,476	N/A
ADJUSTED NET INCOME	**49,269**	**37,472**	**67,706**	**37%**	**215,604**	**231,566**	**7%**

See notes and definitions at end of document

36

VINCI partners

Financials - Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	4Q'22	3Q'23	4Q'23	FY'22	FY'23
OPERATING PROFIT	**55,321**	**52,466**	**60,151**	**199,616**	**219,047**
(-) Net revenue from realized performance fees	(9,241)	(2,058)	(7,510)	(18,218)	(22,296)
(-) Net revenue from unrealized performance fees	1,683	–	1,042	3,618	1,042
(+) Compensation allocated in relation to performance fees	3,558	925	3,614	6,554	10,640
FEE RELATED EARNINGS (FRE)	**51,321**	**51,333**	**57,297**	**191,570**	**208,433**
OPERATING PROFIT	**55,321**	**52,466**	**60,151**	**199,616**	**219,047**
(-) Net revenue from management fees	(99,640)	(104,745)	(99,976)	(371,501)	(393,367)
(-) Net revenue from advisory	(4,394)	(2,283)	(18,998)	(21,994)	(39,799)
(+) Bonus related to management and advisory	18,981	18,746	26,143	73,318	84,000
(+) Personnel expenses	6,163	7,483	7,462	25,454	29,686
(+) Other general and administrative expenses	4,977	5,356	6,573	18,383	20,423
(+) Corporate center expenses	22,592	24,110	21,499	84,770	90,625
PERFORMANCE RELATED EARNINGS (PRE)	**4,000**	**1,133**	**2,854**	**8,046**	**10,614**
OPERATING PROFIT	**55,321**	**52,466**	**60,151**	**199,616**	**219,047**
(-) Net revenue from unrealized performance fees	1,683	–	1,042	3,618	1,042
(+) Compensation allocated in relation to unrealized performance fees	(593)	–	(369)	(1,278)	(369)
(+) Realized gain from GP investment income	7,462	4,699	4,451	20,171	19,210
SEGMENT DISTRIBUTABLE EARNINGS	**63,873**	**57,165**	**65,275**	**222,127**	**238,930**
NET INCOME	**58,490**	**31,817**	**63,384**	**219,401**	**219,459**
(-) Net revenue from unrealized performance fees	1,683	–	1,042	3,618	1,042
(+) Income tax from unrealized performance fees	(194)	–	(120)	(417)	(120)
(+) Compensation allocated in relation to unrealized performance fees	(593)	–	(369)	(1,278)	(369)
(-) Unrealized gain from GP investment income	(549)	8,046	(10,463)	13,867	(6,808)
(+) Income tax on unrealized gain from GP investment income	(321)	46	119	(369)	175
(-) Unrealized gain from financial income	(33)	0	(0)	(912)	–
(-) Income tax on unrealized gain from financial income	–	–	–	–	–
(-) Contingent consideration (earn-out) gain (loss), after-tax	(9,221)	5,655	2,691	(9,221)	10,476
(+) Depreciation and amortization	1,803	1,646	1,858	4,986	7,310
(+) Share Based Plan	5,463	5,058	4,188	14,276	13,601
(-) Income Taxes on Share Based Plan	(736)	(448)	(320)	(1,628)	(561)
(+) Non-operational expenses including income tax related to realized expense	–	–	1,631	5,425	1,631
ADJUSTED DISTRIBUTABLE EARNINGS	**55,792**	**51,820**	**63,641**	**247,749**	**245,836**
TOTAL NET REVENUE FROM SERVICES RENDERED	**111,592**	**109,086**	**125,442**	**408,095**	**454,420**
(-) Net revenue from realized performance fees	(9,241)	(2,058)	(7,510)	(18,218)	(22,296)
(-) Net revenue from unrealized performance fees	1,683	–	1,042	3,618	1,042
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	**104,034**	**107,028**	**118,974**	**393,495**	**433,166**

37
VINCI partners

38 (R$ thousands, unless mentioned) 4Q'22 4Q'23 FY'22 FY'23 Profit (loss) before income taxes, not - including Dividends to partners 76,381 78,210 271,814 269,385 Combined statutory income taxes rate - % 34% 34% 34% 34% Income tax benefit (Expense) at statutory rates (25,970) (26,591) (92,417) (91,591) Reconciliation adjustments: Expenses not deductible (159) (274) (214) (880) Tax benefits 185 17 282 190 Share based payments (70) (187) (297) (516) Tax loss - (2,055) - (2,055) Effect of presumed profit of subsidiaries¹ and offshore subsidiaries 8,097 14,263 40,220 44,833 Other additions (exclusions), net 26 1 13 93 Income taxes expenses (17,891) (14,826) (52,413) (49,926) Current (15,086) (17,074) (53,144) (58,566) Deferred (2,805) 2,248 731 8,640 Effective tax rate 23% 19% 19% 19% Effective tax rate reconciliation See notes and definitions at end of document

39 16.0 19.0 3.6 8.1 1.8 3.8 3.9 General and Administrative Expenses 4Q 2022 (R$mm) 4Q 2023 (R$mm) Lease and condominium Other Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A R$56.3 mm Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A Lease and condominium Other R$65.3 mm + 16% 17.7 26.1 3.6 8.2 2.8 2.9 4.0

40 Assets 9/29/2023 12/29/2023 Current assets Cash and cash equivalents 184,215 660,305 Cash and bank deposits 38,042 15,896 Financial instruments at fair value through profit or loss 146,173 173,300 Financial instruments at amortized cost - 471,109 Financial instruments at fair value through profit or loss 1,131,389 1,168,355 Accounts receivable 66,456 101,523 Sub - leases receivable 4,071 4,071 Taxes recoverable 2,631 2,219 Other assets 19,163 19,109 Total current assets 1,407,925 1,955,582 Non - current assets Financial instruments at fair value through profit or loss 6,776 7,146 Accounts receivable 35,227 16,638 Sub - leases receivable 2,352 1,467 Taxes recoverable 433 325 Deferred taxes 11,923 13,487 Other assets 633 19,427 57,344 58,490 Property and equipment 13,116 12,591 Right of use - Leases 57,849 58,308 Intangible assets 206,035 214,748 Total non - current assets 334,344 344,137 Total Assets 1,742,269 2,299,719 Liabilities and equity 9/29/2023 12/29/2023 Current liabilities Trade payables 563 1,869 Deferred Revenue 12,498 – Leases 24,381 24,381 Accounts payable 7,601 6,020 Labor and social security obligations 73,763 101,506 Loans and obligations 66,081 76,722 Taxes and contributions payable 18,880 24,853 Total current liabilities 203,767 235,351 Non - current liabilities Accounts payable – – Leases 50,035 48,431 Labor and social security obligations 4,439 5,357 Loans and Obligations 111,878 540,369 Deferred taxes 4,630 3,883 Retirement plans liabilities 34,701 85,554 205,683 683,594 Total liabilities 409,450 918,945 Equity Share capital 15 15 Additional paid - in capital 1,376,255 1,408,438 Treasury shares (167,872) (172,863) Retained Earnings 91,815 111,444 Other reserves 30,001 31,876 1,330,214 1,378,910 Non - controlling interests in the equity of subsidiaries 2,605 1,864 Total equity 1,332,819 1,380,774 Total liabilities and equity 1,742,269 2,299,719 Balance Sheet

Notes and Definitions

- **Notes to page 5**

(1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it´s eliminated on consolidation and excluding double counting from co-managed funds between our segments.

(2) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Full-year values are calculated as the sum of the last four quarters.

(3) Adjusted Distributable Earnings per share is calculated as Distributable Earnings excluding non-operational expenses, considering the number of outstanding shares at the end of each quarter. Full-year values are calculated as the sum of the last four quarters.

- **Notes to page 8**

(1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Full-year values are calculated as the sum of the last four quarters.

(2) Other financial results include financial income and expenses related to strategic transactions. Interest expenses related to Vinci SPS acquisition of R$3.7 million in the quarter and R$15.5 million for the full year 2023. Net financial expenses related to Ares´ investment income and coupon payment of its preferred shares of R$8.2 million in the quarter and R$8.2 million for the full year 2023.

(3) Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions.

(4) DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Full-year values are calculated as the sum of the last four quarters.

- **Notes to page 10**

(1) Long-term AUM includes funds with lockups for at least five years to quasi-perpetual capital commitments.

- **Notes to page 11**

(1) Long term products include funds with former lockups superior to five years.

(2) Private markets strategies include Private Equity, Real Estate, Private Credit, Infrastructure and Vinci SPS.

(3) Local Institutional covers Brazilian pension funds (public and private), insurance companies, large and mid-size corporations and the government.

(4) HNWI is comprised of clients which we consider to have potential to invest at least R$30 million.

(5) Institutional Offshore covers offshore pension funds, endowments, sovereign funds, fund of funds, asset managers, family offices, and others.

(6) Allocators & Distributors include banks (private, mass affluent and retail sectors), multi-family offices, or MFOs, and distribution platforms.

(7) Public Market Vehicles of our listed funds.

- **Notes to page 12**

(1) Accrued performance fees for the VCP offshore are as of 3Q'23. This occurs due to the 60 days timeline of the quarterly markup to be disclosed by the fund's administrator.

- **Notes to page 15**

(1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Full-year values are calculated as the sum of the last four quarters.

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Notes and Definitions (cont'd.)

- **Notes to page 16**

(1) PRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Full-year values are calculated as the sum of the last four quarters.

- **Notes to page 17**

(1) GP investment income comes from proprietary investments made by Vinci Partners in its own Private Markets' funds and other closed-end funds across Liquid Strategies and IP&S segments with long-term lockups.

(2) Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in Vinci Partners' Liquid Funds, including funds from Public Equities, Hedge Funds, Real Estate and Private Credit.

- **Notes to page 18**

(1) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non-operational expenses.

(2) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Full-year values are calculated as the sum of the last four quarters.

- **Notes to page 19**

(1) Cash and cash equivalents include cash on hand, bank deposits held with financial institutions, other short-term, highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(2) Liquid funds' value are calculated as investment at fair value as of December 29, 2023, in liquid funds from Vinci Partners' public equities, hedge funds, private credit segments and listed REITs. It also comprises the cash and certificate of deposits and federal bonds from Vinci Monalisa FIM. For more detail, see 4Q'23 Financial Statements filed within the SEC on February 07, 2024.

(3) GP Fund Investments include Vinci Partners' GP investments in private market funds and other closed-end funds across Liquid Strategies and IP&S segments with long-term lockups, calculated at fair value as of December 29, 2023. For more detail, please see slide 33 and the Financial Statements filed within the SEC on February 07, 2024.

(4) Debt obligations include commercial notes, consideration payable and convertible preferred shares. For more detail, see 4Q'23 Financial Statements filed within the SEC on February 07, 2024.

(5) Net Cash and Investments per share were calculated considering the number of outstanding shares at the end of each quarter.

- **Notes to page 29**

(1) NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund.

(2) Atlas strategy includes the funds Atlas FIC FIM, Atlas Institucional FIC FIM and Vinci Potenza.

(3) Total Return Strategy includes the funds Total Return FIC FIM and Total Return Institucional FIA.

(4) Mosaico Strategy includes the funds Mosaico, Mosaico Institucional and Mosaico Advisory FIA.

(5) Valorem Strategy includes the funds Valorem FIM and Valorem Advisory.

(6) Equilibrio Strategy incudes the IP&S Family of pension plans.

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43 Notes and Definitions (cont’d.) (7) CDI is an average of interbank overnight rates in Brazil (daily average for the period). (8) Brazil stock market most relevant index. (9) IPCA is a broad consumer price index measured by the IBGE. (10) IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Ye ars in duration. (11) IFIX is an index composed by listed REITs in the Brazilian stock Market. (12) If IMAB 5 Average is: i . less or equal to 2%, X=3% per year; ii. between 2% - 4%, X= Average IMAB 5+1% per year; iii. Between 4% - 5%, X=5% per year; IV. g reater or equal to 5%, X= IMAB 5 Average ▪ Notes to page 30 (1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIP E investments, a strategy that will be discontinued in VCP III. (2) Total commitments for VCP III include R$1.3 billion in co - investments. Track record presented for the VCP strategy as of 3Q’ 23, due to fund’s administrator timeline to disclose the quarterly markup of the fund, with the exception of total commitments for VCP IV, which are presented as of 4Q’23. (3) Track record for VIR strategy is presented as of 3Q’23, due to fund’s administrator timeline to disclose the quarterly ma rku p of the fund. (4) Track record for Vinci SPS strategy is presented as of 4Q’23. (5) Track record for FIP Infra is presented as of 3Q’23. (6) Track record for VIAS is presented as of 3Q’23. (7) Total commitments for VICC are presented as of 4Q’23. (8) Track record for VFDL is presented as of 4Q’23. (9) Track record for Vinci Credit Infra is presented as of 4Q’23. ▪ Notes to page 31 (1) US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 4.8673 , as of February 07, 2024, when dividends were approved by our Board of Directors. (2) Per Share calculations are based on end of period Participating Common Shares. (3) Actual dividends per common share are calculated considering the share count as of the applicable record date. ▪ Notes to page 32 (1) As of December 29, 2023, Public Float was comprised of 12,510,083 Class A common shares. ▪ Notes to page 33 (1) The remaining capital committed in FIP Infra Transmissão and FIP Infra Transmissão co - investment will not be called by the fund, which is already in divestment period.

44 Notes and Definitions (cont’d.) ▪ Notes to page 34 (1) International mandates have several different benchmarks across its vehicles. (2) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100% of the invested capital corrected by the preferred return rate so it can charge performance fees. Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate. (3) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees. In most cases, funds with hur dle rate also are under a high - water mark clause . (4) Funds with preferred return must return 100% of invested capital corrected by the preferred return rate to its limited pa rtn ers in order to charge performance fees. (5) IPCA is a broad consumer price index measured by the IBGE. (6) IMAB 5 is composed by government bonds indexed to IPCA with up to 5 years in duration. (7) IBOV is the Brazilian stock market's most relevant index; (8) FTSE is London's stock market most relevant index; (9) IFIX is an index composed by listed REITs in the Brazilian stock exchange. (10) The CDI rate is a result of the average interbank overnight rates in Brazil (daily average for the period). (11) IMAB is composed by government bonds indexed to IPCA (inflation rate) plus a fixed interest rate. ▪ Notes to page 36 (1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial income/(expenses) r ela ted to SPS acquisition and Ares investment. (2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . (3) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit. (4) Contingent consideration adjustment (after - tax) related to Vinci SPS’ acquisition, reflects the change in the earn out’s fai r value to be paid in 2027. On December 29, 2023, Vinci revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideratio n f air value. The variation was recognized as a loss in the financial result. ▪ Notes to page 38 (1) Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000.00 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of su bsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Notes and Definitions (cont'd.)

- "Fee related earnings", or "FRE", is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees.
- "FRE Margin" is calculated as FRE over total net management and advisory fees.
- "Distributable Earnings", or "DE", is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income, less (h) contingent consideration (earn-out) gain or loss, plus (i) income taxes on contingent consideration, plus (j) Depreciation and Amortization, plus (k) Stock compensation plan, less (l) income taxes on stock compensation plan, plus (m) non-operational expenses including income tax related to realized expense.
- "DE Margin" is calculated as DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.
- "Performance Related Earnings", or "PRE", is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating expenses, such as segment personnel, G&A, corporate center and bonus related to management and advisory.
- "Segment Distributable Earnings" is Vinci Partners' segment profitability measure used to make operating decisions and assess performance across the company's five segments (Private Markets, Liquid Strategies, Investment Products and Solutions, Retirement Services and Corporate Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.
- "AUM" refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.
- Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments. Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99.5% to 101% of CDI.

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46 Notes and Definitions (cont’d.) ▪ “Net revenue from Fund Management and Advisory” is a measure that we use to assess our ability to generate profits from our f und management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees. ▪ “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management and advisory and (b) performance - based compensation. ▪ “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ managemen t teams. ▪ “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expen ses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG. ▪ “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and repres entation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables. ▪ “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commit men ts. ▪ “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank depos its , certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments. ▪ “Leasing expenses” include costs from the company’s sub - leasing activities. ▪ “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual tax abl e profit regime, while our subsidiaries are taxed based on deemed profit. ▪ “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets ’ c losed end and listed funds. ▪ “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our liquid strategies, IP&S and pri vate credit segments. ▪ “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the incr eas e or decrease of the funds’ investment’s value. ▪ “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is ca lcu lated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees. ▪ “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to ze ro in a discounted cash flow analysis.

47 Funds/strategies’ descriptions ▪ Vinci Multiestratégia : The fund seeks to achieve long - term returns by investing in fixed income assets, through strategies that imply interest rates and currency risks. ▪ Vinci Atlas: The fund seeks to achieve long - term returns by investing across all strategies within fixed income, equities, curre ncy, derivatives, commodities and other investment funds with no obligation of any class concentration. ▪ Vinci Mosaico FIA: Public Equities’ long only flagship strategy. The strategy seeks to achieve long - term returns above Brazilian equities mar ket ( Ibovespa ) based on a fundamental analysis. ▪ Vinci Gas Dividendos : Public Equities’ dividends flagship strategy. The strategy seeks to achieve long - term returns by investing in companies with a consistent history of paying dividends in the Brazilian stock market. ▪ Vinci Total Return: The fund seeks to achieve medium and long - term returns by investing most of its capital in the Brazilian sto ck market, through bottom up and top - down strategies. ▪ Vinci Valorem: IP&S flagship commingled fund with exposure to fixed income assets, foreign exchange currency and derivatives. ▪ Equilibrio Strategy: IP&S family of pension plan funds. The strategy seeks to achieve long - term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds, respecting limitations in regulation. ▪ Vinci Selection Equities: The fund seeks to beat the Brazilian stock market index by investing in other funds that invest in Bra zilian public equities. ▪ Vinci Crédito Imobiliário I: The fund seeks to achieve long - term returns by investing in real estate mortgage - backed credit security bonds. ▪ Vinci Crédito Estruturado Multiestratégia PLUS FIC FIM: The fund seeks to achieve consistent returns by investing in private structured credit bonds. ▪ VISC11: Shopping malls listed REIT, focused on acquiring income - generating shopping malls in Brazil. ▪ VILG11: Industrial listed REIT focused on acquiring mature income - generating industrial properties in Brazil. ▪ VINO11: Listed REIT focused on acquiring mature income - generating boutique office real estate assets in Brazil. ▪ VIFI11: Listed REIT that invests in other listed REITs and real estate mortgage - backed credit security bonds. ▪ VIUR11: perpetual capital listed REIT, focused on income generation to its quota holders through the acquisition of urban com mer cial properties in Brazil, such as street retail, grocery, healthcare, and educational focused real estate properties. ▪ VCRI11: Listed REIT that aims to invest in MBS, while also being able to invest in listed REITs with similar investment strat egi es. ▪ VICA11: VICA is a perpetual capital fund that shall invest in a diversified credit portfolio within the Agri sector in Brazil . ▪ Vinci FOF Imobiliário : Fund of Funds that invests in other listed REITs, combining income with capital gain.

Rio de Janeiro 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon - 22431 - 002 São Paulo 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 14 o andar Jardim Paulistano - 01452 - 000 Recife 55 81 3204 6811 Av. República do Líbano, 251 - Sala 301 Torre A - Pina - 51110 - 160 Nova York 1 646 559 8000 780 Third Avenue, 25 th Floor - 10017 New York